EXHIBIT 99.1

For Immediate Release	Date: March 15, 2019
19-10-TR

Teck Reports 2018 Sustainability Performance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”), has released its 18th annual Sustainability Report, covering the company’s performance in 2018 and progress towards its short-term sustainability goals set for 2020.

“Our ability to operate in a socially and environmentally responsible way is foundational to our success as a business, and an important part of who we are as a company,” said Don Lindsay, President and CEO. “That’s why at Teck we make sustainability a part of everything we do. Throughout 2018, we were able to advance our work in sustainability while at the same time achieving record revenues, record EBITDA and record annual profit.”

Teck’s approach to responsible resource development is guided by a sustainability strategy, which sets out a vision as well as short- and long-term goals in six areas of focus: Our People, Community, Water, Energy and Climate Change, Air, and Biodiversity.

“Our sustainability strategy has helped to strengthen our performance across key areas such as greenhouse gas reductions, water stewardship, and biodiversity. We are on target to achieve our 2020 sustainability goals and also working to set new goals to guide our approach in the decade ahead,” said Marcia Smith, Senior Vice President, Sustainability and External Affairs.

In 2018, Teck was named to the Dow Jones Sustainability World Index (DJSI) for the ninth consecutive year as well as the FTSE4Good Index, Euronext Vigeo World 120 Index, Bloomberg Gender Equality Index, and the Corporate Knights Best 50 Corporate Citizens in Canada list for the 12th straight year. Teck was also named to the 2019 Global 100 Most Sustainable Corporations list by Corporate Knights, 2019 Canada’s Top 100 Employers, and received the 2018 Ethical Corporation Responsible Business Award for Inclusion and Diversity.

2018 sustainability performance included:
•	Focused on strengthening diversity, with women making up 26% of new hires in 2018; women now comprise 18% of our total workforce, 20% of senior management and 29% of the Board of Directors
•	Reduced Lost-Time Injury Frequency by 21% and High-Potential Incident Frequency by 28% compared to 2017
•	Two fatalities at our Fording River and Elkview operations; we carried out in-depth investigations to learn as much as possible and to implement measures to prevent a reoccurrence

•	Achieved agreements with all Indigenous communities near our Quebrada Blanca Phase 2 project in Chile
•	$209 million spent with Indigenous-owned businesses across our operations, a 47% increase since 2015
•	Made $22 million in direct community investments
•	Annual third party inspections of all tailings facilities conducted which confirmed they are safe and secure, and carried out comprehensive Tailings Governance Reviews of eight facilities
•	Achieved annual greenhouse gas emission reductions of 289 kilotonnes of CO2e since 2011
•	Recycled and reused water an average of three times at our mining operations
•	Set new targets to reduce the consumption of fresh water at our Chilean operations by 15% by 2020 and to achieve zero significant water-related incidents each year
Teck’s Sustainability Report was released at the same time as its Annual Report. This is the first time the company has published both their financial and sustainability performance simultaneously. Both reports are available on the Teck website. Other reports available from Teck include its Economic Contribution Report and its Climate Action and Portfolio Resilience Report, available on its Disclosure Portal.
About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com